SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                   LMKI INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   50208L 10 8
------------------------------------------------------------------------------
                               (CUSIP Number)

                                William J. Kettle
                              1123 Buckingham Drive
                          Costa Mesa, California 92626
                                 (949) 852-2640
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 8, 2000
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on following page(s))

CUSIP No. 50208L 10 8                13D                          Page 2 of 15

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KETTLE, W.J.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF, OO
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             8,354,000 (1)
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              15,394,750 (1)
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              8,354,000 (1)
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        15,394,750 (1)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      15,394,750 (1)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.3% (1)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------
(1) The total number of shares of the Stock reported herein is 15,394,750, of which 8,354,000 shares are held by the Reporting Person as an individual and 7,040,750 shares are held by the Reporting Person as Trustee of the Chapman Group Trust. The total constitutes 40.3% of the 38,252,566 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 38,252,566 shares outstanding.

CUSIP No. 50208L 10 8                13D                          Page 3 of 15

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KETTLE, ADELA MARIA
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      OO
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             0 (2)
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              7,040,750 (2)
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              0 (2)
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        7,040,750 (2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      7,040,750 (2)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.2% (2)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------
(2) As sole beneficiary of the Chapman Group Trust. Included in the amounts deemed beneficially owned by W. J. Kettle (See Note 1).

CUSIP No. 50208L 10 8                13D                          Page 4 of 15

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE CHAPMAN GROUP
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      OO
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             7,040,750 (3)
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              0 (3)
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              7,040,750 (3)
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0 (3)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      7,040,750 (3)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.2% (3)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      OO
------------------------------------------------------------------------------
(3) A. Maria Kettle is sole beneficiary of the Chapman Group Trust. W. J. Kettle is trustee of the Chapman Group. These shares are the same as described under A. Maria Kettle above and are included in the amounts deemed beneficially owned by
W. J. Kettle (See Note 1).

                                  Schedule 13D

                                  INTRODUCTION

The information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.     Security and Issuer
------      -------------------

            Common Stock, Par Value $0.001 Per Share
            LMKI INC.
            3355 Michelson Drive, Suite 300
            Irvine, California 92612

Item 2.     Identity and Background
------      -----------------------

     (a)  Name:      Kettle, W. J.
     (b)  Address:   1123 Buckingham Drive, Costa Mesa, CA 92626
     (c)  Present principal occupation: None


     (a)  Name:      Kettle, Adela Maria
     (b)  Address:   1123 Buckingham Drive, Costa Mesa, CA 92626
     (c)  Present principal occupation: None


     (a)  Name:      The Chapman Group is a trust governed by the laws of
California. A. Maria Kettle is the sole beneficiary of the trust. W. J. Kettle is trustee.
     (b)  Address:   1123 Buckingham Drive, Costa Mesa, CA 92626
     (c)  Present principal occupation: N/A

     (d) During the last five years, no Filing Party has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Filing Party was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: As to all Filing Parties, USA.


Item 3.     Source and Amount of Funds or Other Consideration
------      -------------------------------------------------

Kettle, W. J.

As of 12/28/97 and 12/28/98 W. J. Kettle was issued respectively 4,000,000 shares at the then current bid price of $.01 per share as settlement in lieu of unpaid wages in the amount of $60,000 for each of the preceding years.

As of 12/28/97 and 12/28/98 W. J. Kettle was issued, respectively, an option for 4,000,000 shares at the then current bid price of $.01 per share as compensation for the preceding year and as a performance incentive.

On June 29, 2000 and also on July 28, 2000, W. J. Kettle purchased 2,000 shares for $5.25 per share and $3.125 per share respectively. The 4,000 shares were purchased for investment in a broker-dealer transaction using W. J. Kettle's personal funds.

On August 8, 2000, W. J. Kettle exercised options to purchase 1,000,000 shares at an exercise price of $0.03 per share using his personal funds. The shares were purchased for investment.

W. J. Kettle is the Trustee of the Chapman Group Trust, the holder of 7,040,750 shares. A. Maria Kettle is sole beneficiary of the Chapman Group Trust. A. Maria Kettle is the wife of W. J. Kettle. W. J. Kettle disclaims beneficial ownership of any securities held by The Chapman Group Trust.

Kettle, Adela Maria

All shares are held in the name of the Chapman Group Trust. A. Maria Kettle is sole beneficiary of the Chapman Group Trust. A. Maria Kettle is the wife of W.
J. Kettle. W. J. Kettle is the Trustee of the Chapman Group Trust. W. J. Kettle disclaims beneficial ownership of any securities held by the Chapman Group Trust.

All shares were acquired on October 24, 1994 in a merger transaction whereby Landmark International, Inc. acquired all of the stock in STM Communications, Inc. The Chapman Group Trust was the sole shareholder of STM.

Item 4.     Purpose of Transaction
------      ----------------------

As to all Filing Parties, shares of the issuer were acquired as officers and directors or by exercise of options acquired as an officer and director for investment purposes. As of August 8, 2000, both W. J. Kettle and A. Maria Kettle resigned from their offices as directors and officers of the issuer. The Filing Parties anticipate selling the issuer's securities in one or more transactions and in aggregate amounts exceeding 1% of the issuer's issued and outstanding common stock.


Item 5.     Interest in Securities of the Issuer
------      ------------------------------------

     (a)                   Aggregate number          Percentage
Kettle, W. J.              8,354,000                 40.3%
Kettle, Adela Maria        7,040,750 (4)             19.6% (4)

(4) Included in the aggregate number stated for Kettle, W. J. directly above.

     (b)

Kettle, W. J.
Sole power to vote or direct the vote:                  8,354,000
Shared power to vote or to direct the vote:            15,394,750
Sole power to dispose or to direct the disposition: 8,354,000 Shared power to dispose or to direct the disposition: 15,394,750

Kettle, Adela Maria
Sole power to vote or direct the vote:                          0
Shared power to vote or to direct the vote:             7,040,750
Sole power to dispose or to direct the disposition:             0
Shared power to dispose or to direct the disposition:   7,040,750

The Chapman Group Trust (5)
Sole power to vote or direct the vote:                  7,040,750
Shared power to vote or to direct the vote:                     0
Sole power to dispose or to direct the disposition:     7,040,750
Shared power to dispose or to direct the disposition:           0

(5) The shares held by the Chapman Group Trust are the same shares described with reference to Kettle, A. Maria above are included as shares as to which Kettle, W. J. has the "shared" power to direct the vote or disposition.

     (c) Transactions since the most recent filing of Schedule 13D:

Kettle, W. J. - Sales and Transfers

Security       Date   S4=sell                Amount     Price per Share       D=direct holder
                      P=purchase
                      E=option exercise
                      C=cancelled options
Common Stock 06/29/00 P                       2,000      5.25                 D
Common Stock 06/30/99 S4                    200,000       .02                 D
Common Stock 07/28/00 P                       2,000      3.125                D
Common Stock 08/08/00 C                   5,000,000       .20                 D
Common Stock 08/08/00 E                   1,000,000       .03   8,354,000     D


Kettle, Adela Maria (the Chapman Group) - Sales

Security     Date     S4=sell                Amount     Price per Share       Person effecting transaction
Common Stock 12/15/99 S4                     20,000     12.72                 Chapman Group Trust
Common Stock 12/16/99 S4                      5,000     13.25                 Chapman Group Trust
Common Stock 03/13/00 S4                      1,000     10.75                 Chapman Group Trust
Common Stock 03/14/00 S4                      1,000     15.75                 Chapman Group Trust
Common Stock 03/17/00 S4                      1,000     13.88                 Chapman Group Trust
Common Stock 04/11/00 S4                        750     13.00   7,040,750     Chapman Group Trust

All transactions were effected through a securities broker-dealer.

     (d) Not applicable

     (e) Date ceased to be the beneficial owner of more than 5% of the class of security: Not applicable

The filing of this statement shall not be construed as an admission that the Filing Party is the beneficial owner of any shares with respect to which beneficial ownership is disclaimed.


Item 6.     Contracts, Arrangements, Understandings or Relationships with
------      -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

Except as set forth herein, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) among the persons named in Item 2 herein.

W. J. Kettle and A. Maria Kettle each executed and delivered an irrevocable proxy to the issuer effective as of August 8, 2000. Pursuant to such proxy, voting of the shares held by the persons named in Item 2 would be governed by the majority vote of three proxy holders, two of whom are to be named by the issuer and one to be named by the person named in Item 2. Such persons would nevertheless be able to vote a number of shares which does not exceed 19.99 percent of the outstanding shares as of August 8, 2000. The proxy terminates after three years, if shares held by the persons named in Item 2 comprise less than 19.99 percent of the outstanding shares of the issuer, or if the issuer defaults on certain commitments to the persons named in Item 2.


Item 7.     Material to be Filed as Exhibits
------      --------------------------------

            Exhibit - Irrevocable Proxy

                                   Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 6, 2000





                            By:  /s/ W. J. Kettle
                                 ___________________________________
                            W. J. Kettle


                            By:  /s/ W. J. Kettle
                                 ___________________________________
                            W. J. Kettle, Trustee of the Chapman Group


                            By:  /s/ A. Maria Kettle
                                 ___________________________________
                            A. Maria Kettle

                                     EXHIBIT
                                     -------


                                   LMKI, INC.

                                IRREVOCABLE PROXY

            This Irrevocable Proxy (the "Proxy") is made and entered into as of August 8, 2000 between LMKI, Inc. a Nevada corporation (the "Company") and the undersigned shareholders ("Shareholders") of the Company.

                                    RECITALS

       A. Concurrently with the execution of this Proxy, the Company and the Shareholders are entering into those certain Severance Agreement and Releases (the "Severance Agreements") pursuant to which the Shareholders agree to resign from all positions with the Company and the Company agrees, among other things, to make certain severance payments.

       B. Pursuant to the Severance Agreements, Shareholders agree to deliver to the three named proxy holders an irrevocable proxy to vote all shares beneficially owned or voted by Shareholders and their spouses and revocable trusts, which agreement is a material inducement for the Company to enter into the Severance Agreement.

       Each Shareholder is the record holder and beneficial owner (as defined in Rule l3d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of such number of shares of the outstanding Common Stock of the Company as is indicated on the final page of this Proxy.

            NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

       1.   Irrevocable Proxy.

                 (a) Each Shareholder hereby constitutes and appoints John Diehl, Leonard Kajimoto and Peter Hobbs, acting together by majority vote (collectively, the "Proxy Holders"), its true and lawful proxy and attorney-in-fact to (i) vote at any meeting (and any adjournment or postponement thereof) of the Company's stockholders and (ii) execute and deliver any written shareholder consent in lieu of any meeting on any matter submitted to the vote of shareholders of the Company until the Expiration Date of this Proxy as provided in Section 4 below, all of the Shares (as defined below). Upon the death or resignation of any Proxy Holder, the Company and Shareholder shall agree to a mutually acceptable replacement Proxy Holder.

                 (b) The "Shares" shall mean, as of any record date, all shares of Company Common Stock, whether now beneficially owned, controlled or voted or hereafter beneficially owned, controlled or voted by the Shareholders and their spouses and revocable trusts which exceed 19.99% of the outstanding shares of Company Common Stock on the date hereof.

                 (c) The proxy and power of attorney granted herein shall be irrevocable during the term of this Proxy, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy (specifically the obligation to make severance payments and the other covenants and agreements of the Company under the Severance Agreements) which conflicts with the proxy granted herein, and any attempt to do so shall be void. The power of attorney granted herein is a durable power of attorney and shall survive the death or incapacity of Shareholder.

       2. Representations, Warranties and Covenants of the Shareholders. Shareholders hereby represent, warrant and covenant to the Company as follows:

            2.1 Ownership of Shares. Each Shareholder (i) is the beneficial owner of the Shares, which at the date hereof and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of the Company other than the Shares; and (iii) has fall power and authority to make, enter into and carry out the terms of this Proxy and the Proxy.

            2.2 No Proxy Solicitations. Each Shareholder, in his or her capacity as a Shareholder of the Company, will not, and will not permit any entity under such Shareholder's control to: (i) solicit proxies with respect to any proposal which would oppose any current or future management proposal; (ii) initiate a shareholders' vote or action by consent of the Company shareholder with respect to any matter; or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to any matter submitted to the vote of the Company's shareholders.

       3. Additional Documents. Each Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of the Company or such Shareholder, as the case may be, to carry out the intent of this Proxy.

       4. Termination. This Proxy shall be valid until the earlier of (such date being referred to herein as the "Expiration Date"): (i) the date upon which all Shareholders party to this Proxy beneficially own, vote or control less than 19.99% of the outstanding shares of Company Common Stock; (ii) with respect to any Shareholder, the occurrence of a default by the Company in any of its payment obligations set forth in the Severance Agreement with such Shareholder;
(iii) the failure to obtain financing commitments by October 15, 2000 in accordance with Section 1 of the Severance Agreement with William Kettle or (iv) the third anniversary of the date hereof.

       5.   Miscellaneous.

            5.1 Severability. If any term, provision, covenant or restriction of this Proxy is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Proxy shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

            5.2 Binding Effect and Assignment. This Proxy and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Proxy nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

            5.3 Amendments and Modification. This Proxy may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

            5.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that the Company will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the Company upon any such violation, the Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Company at law or in equity.

            5.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

       If to the Company:       LMKI, Inc.
                                3355 Michelson Drive, Suite 300
                                Irvine, CA 92612
                                Facsimile No.: (949) 794-3093
                                Attention:  John Diehl

       With a copy to:          Pillsbury Madison & Sutro LLP
                                650 town Center Drive, 7th Floor
                                Costa Mesa, CA 92626
                                Facsimile No.: (714) 436-2800
                                Attention:  Christopher A. Wilson, Esq.

       If to the Shareholder:   To the address for notice set forth on the last
                                page hereof.

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

            5.6 Governing Law. This Proxy shall be governed by, and construed and enforced in accordance with, the laws of the State of California without giving effect to the conflict of laws provision thereof.

            5.7 Consent of Spouse. Each Shareholder agrees that if such Shareholder is married, should marry or remarry subsequent to the date of this Proxy, such Shareholder shall, within thirty (30) days of such event, obtain such Shareholder's spouse's acknowledgment of the existence and binding effect of all of the restrictions contained in this Proxy in the form attached hereto. Such consent shall not be deemed to confer or convey to the spouse any rights in the Shares that do not otherwise exist by operation of law.

            5.8 Entire Agreement. This Proxy contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

            5.9 Counterparts. This Proxy may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

            5.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Proxy.

            IN WITNESS WHEREOF, the parties have caused this Proxy to be duly executed on the date and year first above written.

                         LMKI, INC.


                         By:   ______________________________________
                         Name: ______________________________________
                         Title:______________________________________


                         SHAREHOLDER:

                         ____________________________________________

                         Print
                         Name: ______________________________________

                         Name of Signatory (if different from name of Shareholder): _____________________________

                         Title of Signatory
                         (if applicable: ____________________________

                         Shareholder's Address for Notice:

                         ____________________________________________

                         ____________________________________________

                         ____________________________________________

                         Shares beneficially owned:

                         ___________ shares of Common Stock

                                CONSENT OF SPOUSE
                                -----------------

            The undersigned, being the spouse of _________________________ does hereby acknowledge reading and being familiar with the provisions of the foregoing Irrevocable Proxy (the "Proxy') and hereby agrees thereto and joins therein to the extent, if any, that such agreement and joinder may be necessary: and hereby further agrees that "Shareholder" as defined in the Agreement may join in any further amendment or modification of the Agreement without any further signature, acknowledgment or agreement by the undersigned.


  Date: ______________________       ____________________________________

                                     Name: ______________________________








































                                      -6-

                                 Page 15 of 15